Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04024584

14 April 2004

SUPPL

PROCESSING SECTION
RECEIVED
APR 22 2004
181
WASH, D.C.

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

Enc.

dw 4/28

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Jeruk -1 Drilling Report

Santos Limited, operator for the Sampang PSC, offshore East Java, has announced that the Jeruk -1 well has been plugged and abandoned following evaluation operations.

Santos announced that "the well reached a total depth of 5,027 metres. Lost drill pipe in the hole prevented the well being drilled and evaluated to the planned total depth of 5,250 metres. An open-hole drill stem test of the Kujung carbonate objective section flowed oil and water emulsion (up to 80% water) at the rate of 4,700 barrels per day, 0.3 million cubic feet of gas per day and 470 barrels of water per day.

An assessment of what follow up activity may be undertaken is currently being made."

Jeruk -1 was drilled by Santos as a sole risk operation. Cue did not participate in the well.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

14 April 2004